FREE WRITING PROSPECTUS

Filed Pursuant to Rule 433

Registration No. 333-193828

June 30, 2016

WESTERN GAS PARTNERS, LP

Issuer:	Western Gas Partners, LP

Security Type:	Senior Unsecured Notes

Legal Format:	SEC Registered

Pricing Date:	June 30, 2016

Settlement Date (T+7):	July 12, 2016

Net Proceeds After Expenses:	$495,530,000

Maturity Date:	July 1, 2026

Principal Amount:	$500,000,000

Benchmark Treasury:	1.625% due May 15, 2026

Benchmark Price / Yield:	101-11+ / 1.476%

Spread to Benchmark:	T+320 bps

Yield to Worst/Maturity:	4.676%

Coupon:	4.650%

Public Offering Price:	99.796%

Optional Redemption:	Redeemable at any time before April 1, 2026 in an amount equal to the principal amount plus a make-whole premium, using a discount rate of T + 50 bps, plus accrued and unpaid interest. Redeemable at any time on or after April 1, 2026 in an amount equal to the principal amount plus accrued and unpaid interest.

Interest Payment Dates:	January 1 and July 1, beginning on January 1, 2017

CUSIP / ISIN:	958254 AF1 / US958254AF13

Joint Book-Running Managers:	Deutsche Bank Securities Inc. Mizuho Securities USA Inc. Barclays Capital Inc. Citigroup Global Markets Inc. PNC Capital Markets LLC TD Securities (USA) LLC Wells Fargo Securities, LLC

Co-Managers:	Credit Suisse Securities (USA) LLC Goldman, Sachs & Co. Morgan Stanley & Co. LLC RBC Capital Markets, LLC

Pro Forma Ratio of Earnings to Fixed Charges

For the year ended December 31, 2015 and the three months ended March 31, 2016, our ratio of earnings to fixed charges, on a pro forma basis giving effect to this offering and the application of the net proceeds therefrom as described in the Preliminary Prospectus Supplement (as defined below) under the heading “Use of Proceeds,” would have been 1.4x and 4.1x, respectively.

The Issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at http://www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Deutsche Bank Securities Inc. toll-free at 1-800-503-4611 or Mizuho Securities USA Inc. toll-free at 1-866-271-7403.

This Pricing Supplement is qualified in its entirety by reference to the Preliminary Prospectus Supplement dated June 30, 2016 (the “Preliminary Prospectus Supplement”). The information in this Pricing Supplement supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement.